SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from                      to
Commission file number 1-3187
A. Full title of the plan and address of the plan, if different from that of the issuer named below:
CenterPoint Energy Savings Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
CenterPoint Energy, Inc.
1111 Louisiana Street
Houston, Texas 77002

Pursuant to Item 4 of Form 11-K, the financial statements and schedules referred to above have been prepared in accordance with regulations of the Employee Retirement Income Security Act of 1974.
Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
CenterPoint Energy Savings Plan
We have audited the accompanying statements of net assets available for benefits of the CenterPoint Energy Savings Plan (Plan) as of December 31, 2006 and 2005 and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005 and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules, listed in the Table of Contents, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ McConnell & Jones LLP
Houston, Texas
June 22, 2007

CENTERPOINT ENERGY SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2006	2005
Assets
Investments, at fair value	$1,329,579,251	$1,161,623,533
Participant loans	34,161,360	34,276,549

Receivables:
Dividends and interest	959,929	890,741
Pending investment transactions	2,729,530	4,695,563
Employer contributions	14,266,550	14,413,501
Participant contributions	2,001,378	2,038,490

Total receivables	19,957,387	22,038,295

Total Assets	1,383,697,998	1,217,938,377

Liabilities
Pending investment transactions	791,274	1,416,604
Other	414,077	328,714

Total Liabilities	1,205,351	1,745,318

Net Assets Available for Benefits, at fair value	1,382,492,647	1,216,193,059

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	2,210,402	2,240,541

Net Assets Available for Benefits	$1,384,703,049	$1,218,433,600

See Notes to Plan’s Financial Statements.

CENTERPOINT ENERGY SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2006

Investment Gain:
Dividends	$33,957,776
Interest	3,225
Net appreciation of investments	187,679,484

Total investment gain		$221,640,485

Contributions:
Participant contributions	42,696,762
Employer contributions	34,410,911

Total contributions		77,107,673

Administrative expenses		(2,172,062)

Benefit payments		(130,306,647)

Increase in Net Assets Available for Benefits		166,269,449

Net Assets Available for Benefits:

Beginning of Period		1,218,433,600

End of Period		$1,384,703,049

See Notes to Plan’s Financial Statements.

CENTERPOINT ENERGY SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
1.	Summary of the Plan

Description of the Plan

The following description of the CenterPoint Energy Savings Plan (Plan) provides only general information. Participants (as defined below) should refer to the Plan document for a more complete description of the Plan’s provisions. In the case of any discrepancy between this summary and the Plan document, the Plan’s provisions will govern.

General

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participants include all employees of CenterPoint Energy, Inc. (Company or CenterPoint Energy) and those subsidiaries and affiliates of the Company that have adopted the Plan except (a) employees covered by a collective bargaining agreement unless such agreement provides for participation in the Plan, (b) leased employees, (c) independent contractors or (d) non-resident aliens who receive no U.S. sourced income (Participants).

Contributions

Active Participants may contribute up to 16% of eligible compensation, as defined in the Plan. Active Participants age 50 or over may contribute an additional pre-tax contribution up to a total amount of $5,000 for 2006. Participants may also contribute amounts representing rollover eligible distributions from other defined benefit or defined contribution plans, 403(b) annuity plans, 457 governmental plans or conduit Individual Retirement Accounts that have been holding a distribution from a qualified plan. Participants direct their contributions into the various eligible investment options offered by the Plan.

In general, the employer matching contribution is 75% of the first 6% of eligible compensation that the Participant contributes into the Plan. Additional discretionary matching contributions may be made of up to 50% of the first 6% of eligible compensation that the Participant contributes to the Plan. All employer matching contributions (including the discretionary match) are fully vested at all times.

Participants may elect to invest all or a portion of their contributions to the Plan in the Company Common Stock Fund. In addition, Participants may elect to have dividends paid on their investment in Company common stock either reinvested in the Company Common Stock Fund or paid to them in cash, and they can transfer all or part of their investment in Company Common Stock Fund to the other investment options offered by the Plan. Employer contributions are made in the form of cash and are invested in accordance with Participant elections.

Contributions are subject to certain limitations.

Investment Options

The Plan offered the following investment funds (Funds):
•	Company Common Stock Fund

•	Large Company Growth Fund

•	Large Company Value Fund

•	International Equity Fund

•	Balanced Fund

•	Fixed Income Fund

•	Stable Value Fund

•	S&P 500 Index Fund

•	Small Company Fund

•	Reliant Energy, Inc. Common Stock Fund

•	Vanguard Target Retirement Fund

•	Vanguard Target Retirement 2005 Fund

•	Vanguard Target Retirement 2015 Fund

•	Vanguard Target Retirement 2025 Fund

•	Vanguard Target Retirement 2035 Fund

•	Vanguard Target Retirement 2045 Fund
Upon enrollment in the Plan, Participants may direct contributions (as permitted), in 1% increments, in any of the investment options, except for the Reliant Energy, Inc. Common Stock Fund (REI Stock Fund) which is closed to new contributions. Participants should refer to the Plan prospectus for a detailed description of each investment fund.
During 2006, the Plan was amended to discontinue the REI Stock Fund as an investment option in the Plan. Participants with a balance in the REI Stock Fund had until December 29, 2006 to transfer their balance into any of the other investment options; otherwise such holdings were liquidated and transferred to the Stable Value Fund in 2007.
Participant Accounts
Individual accounts are maintained for each Participant. Each Participant’s account is credited with the Participant’s contributions and with allocations of the Company contributions and Plan earnings. Each Participant’s account is also charged with an allocation of administrative expenses. Allocations are based on Participant account balances. A Participant is entitled to their vested account balance.
Vesting and Forfeitures
Participants are vested immediately in all contributions plus actual earnings thereon. As a result, there are no forfeitures available to reduce employer contributions.
Participant Loans
A Participant may borrow against their vested account balance. The maximum amount that a Participant may borrow is the lesser of (a) $50,000, reduced by the excess, if any, of the highest outstanding balance of loans to the Participant from all plans maintained by the Company or an affiliated entity during the one-year period ending on the day before the date on which such loan is made, over the outstanding balance of loans from the Plan on the date on which such loan is made or (b) 50% of the value of the Participant’s vested account balance under the Plan.
The loans are to be secured by the pledge of a portion of the Participant’s right, title and value of the Participant’s vested account balance under the Plan as determined immediately after the loans are made. Loans may be repaid over a period of up to five years and are subject to a $25 origination fee. The minimum loan amount is $500. Interest rates are fixed at the prime rate listed in The Wall Street Journal for the first of each month in which the loan is requested plus one percent. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant loans fund.

Payment of Benefits
Upon termination, a Participant whose account exceeds $1,000 may elect, upon written request at any time, to receive a distribution in a single lump sum payment or fixed monthly, quarterly, semi-annually or annual installments over a period of ten years or less. Such distributions are generally paid in the form of cash. However, if the Participant had investments in the Company Common Stock Fund or the REI Stock Fund, the Participant may elect to have an in-kind distribution of those funds.
Generally, to the extent a Participant has not requested a distribution by the time he reaches age 70 1/2, required minimum distributions will be made consistent with the terms and conditions of the Plan and the requirements of the Internal Revenue Code of 1986, as amended (Code). Immediate lump sum distributions are made for accounts which do not exceed $1,000.
A Participant who is under age 59 1/2 may make a withdrawal from amounts attributable to after-tax contributions and, if applicable, rollover contributions in the Plan and associated earnings. A Participant who is under age 59 1/2 and has less than five years of service who withdraws matched after-tax contributions will be suspended from Plan participation for six months.
A Participant who is age 59 1/2 or older may make unlimited withdrawals from pre-tax contributions, after-tax contributions, vested portion of prior Plan accounts, rollover account and the associated earnings.
Administration
The assets of the Plan are held in trust by The Northern Trust Company (Trustee). Hewitt Associates is the recordkeeper for the Plan. The Benefits Committee of CenterPoint Energy, Inc. (Committee), appointed by the Board of Directors of the Company, is the Plan Administrator. The Committee retains an independent investment consultant to provide investment advice with respect to the funds. The fees charged by the Trustee, recordkeeper and the investment consultant are paid by the Trustee out of the funds.
Termination of the Plan
Although it has not expressed any intent to do so, the Company may terminate the Plan at any time subject to the provisions of ERISA and must give written notice to the Trustee.
2.	Accounting Policies

Use of Estimates and Basis of Accounting

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the financial statements and accompanying notes. Actual results could differ from those estimates.

As described in Financial Accounting Standards Board (FASB) Staff Position AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (FSP AAG INV-1 and SOP 94-4-1), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution attributable to fully benefit-responsive investment contracts because contract value is the amount Participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by FSP AAG INV-1 and SOP 94-4-1, the statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition

The Plan recognizes net appreciation or depreciation in the fair value of its investments. Investments are reflected at fair value in the financial statements. The fair value for securities are based on quoted market prices in an active market. Fair value for mutual and institutional funds is determined using the net asset value of each fund as of the financial statement dates. Security transactions are recorded as of the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Participant loans are valued at cost, which approximates fair value.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The Plan provides for investments in Company common stock, various mutual funds and other investments. Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and Participant account balances. Rates of return will vary, and returns will depend on the market value of the Plan’s investments.

New Accounting Pronouncements

In December 2005, the FASB issued FSP AAG INV-1 and SOP 94-4-1. FSP AAG INV-1 and SOP 94-4-1, adopted as of December 31, 2006, amends the presentation and disclosure requirements of investments meeting the definition of fully benefit-responsive investment contracts presented in the statement of net assets available for benefits. Related to the implementation of FSP AAG INV-1 and SOP 94-4-1, certain amounts have been reclassified to conform to the 2006 presentation of the financial statements. For additional information on the impacts of this new accounting pronouncement, please refer to Note 2, Use of Estimates and Basis of Accounting.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements and applies to reporting periods beginning after November 15, 2007. Based on current assets held by the Plan, the Plan’s management does not expect the adoption of SFAS 157 to have a material impact on the Plan’s financial statements.

3.	Investments

The following presents investments that represent five percent or more of the Plan’s net assets available for benefits.

	December 31,
	2006	2005
Company common stock, 22,728,974 and 27,720,006 shares, respectively	$376,846,389	$356,202,077
Reliant Energy common stock, 1,966,254 and 8,766,917 shares, respectively	27,940,469	90,474,583
PIMCO Total Return Fund, 7,159,992 and 6,808,085 shares, respectively	74,320,722	71,484,891
Barclays Global Investors Equity Index Fund, 6,881,452 and 5,017,019 shares, respectively	142,583,687	89,704,294
Barclays Global Investors Russell 1000 Value Fund, 4,592,459 and 2,481,048 shares, respectively	74,030,437	32,700,208
Advisors Inner Circle LSV Value Equity Fund, 3,800,880 and 2,693,128 shares, respectively	72,748,848	43,628,680
Dwight Target 2 Fund, 4,785,929 and 4,409,079 shares, respectively	76,177,489	67,000,898
During 2006 the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Common stocks	$120,551,986
Common or collective trusts	43,472,609
Mutual funds	23,654,889

$187,679,484

As detailed above, the Plan has significant holdings of Company common stock. As a result, the values of the Plan’s investments may be materially impacted by the changes in fair value related to this security.
4.	Stable Value Fund

The Company has a Stable Value Fund that has investments in synthetic guaranteed investment contracts (Synthetic GICs).
Synthetic GICs are an investment contract issued by an insurance company or bank, backed by a portfolio of short-term and intermediate term fixed income investments that are owned by the fund. The underlying assets are maintained separate from the contract issuer’s general assets by a third party custodian. The contracts provide that realized and unrealized gains and losses on the underlying assets are not reflected immediately in the net assets of the fund, but rather are amortized, usually over the time to maturity or the duration of the underlying investments, through adjustments to the future interest crediting rate. The issuer guarantees that all qualified Participant withdrawals will occur at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting rates for Synthetic GICs are reset quarterly and are based on the market value of the underlying portfolio of assets backing these contracts. Inputs used to determine the crediting rate include each contract’s portfolio value, current yield to maturity, duration and market value relative to the Synthetic GICs book value. Crediting rates for Synthetic GICs can not be less than zero.

During 2006 and 2005, the average yields for the Synthetic GICs were as follows:

	2006	2005
Based on actual earnings	5.47%	5.05%
Based on the interest rate credited to Participants	4.92%	4.57%

Benefit-responsive investment contracts are designed to preserve capital and provide a stable crediting rate. Such contracts are fully benefit-responsive and provide Participant initiated withdrawals to be paid at contract value. However, such contracts do provide that withdrawals associated with certain events not in the ordinary course of fund operations may be paid at market rather than contract value. Examples of such circumstances may include significant plan design changes, complete or partial plan terminations, severance programs, early retirement programs, the closing or sale of a subsidiary, bankruptcy of the plan sponsor or the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of the above events that would limit the Plan’s ability to conduct transactions with Participants at contract value is probable.
Contracts associated with Synthetic GICs are evergreen agreements with termination provisions. Accordingly, such agreements permit the Plan’s investment manager or issuer to terminate upon notice at any time at market value and provide for automatic termination of the contract if the book value or the market value of the contract equal zero. The issuer is not excused from paying the excess contract value when the market value equals zero. Contracts that permit the issuer to terminate at market value generally provide portfolio guidelines and transition provisions intended to result in the contract value equaling the market value of the portfolio by such termination date. Non-adherence to the guidelines and provisions may result in the settlement of the contract at market value; however, the Plan Administrator does not believe that the occurrence of these circumstances is probable.
5.	Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by letter dated April 2, 2001 that the Plan is qualified and the trust fund established is tax-exempt under the appropriate sections of the Code. Although the Plan has been amended and restated since receiving the determination letter, the Plan Administrator and the Plan sponsor’s counsel believe that the Plan is designed and is currently operated in compliance with the applicable requirements of the Code.

6.	Related Party Transactions

During 2006, the Plan purchased and sold shares of the Company’s common stock and units of short-term investment funds managed by the Trustee as temporary investments (party-in-interest transactions) as shown below:

		2006
Purchases	Company common stock	$32,462,476
	Northern Trust collective short-term investment fund	388,895,006

Sales	Company common stock	$101,531,986
	Northern Trust collective short-term investment fund	381,398,566

7.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

December 31, 2006
Net Assets Available for Benefits per the financial statements	$1,384,703,049
Adjustment from contract value to fair value for fully benefit-responsive contracts	(2,210,402)

Net Assets Available for Benefits per Form 5500	$1,382,492,647

The following is a reconciliation of the changes in net assets available for benefits per the financial statements to Form 5500 for the year ended December 31, 2006:

Increase in Net Assets Available for Benefits per the financial statements	$166,269,449
Adjustment from contract value to fair value for fully benefit-responsive contracts	(2,210,402)

Increase in Net Assets Available for Benefits per Form 5500	$164,059,047

8.	Excess Contributions

Benefit payments of $130,306,647 for the plan year ended December 31, 2006 include distributions of $226,534 made to certain Participants to refund excess deferral contributions to satisfy the relevant nondiscrimination provisions of the Plan for the prior year. The Plan also expects to refund $208,270 in 2007 related to excess contributions for plan year 2006.

CENTERPOINT ENERGY SAVINGS PLAN
EIN 74-0694415 PLAN 015
SCHEDULE H, LINE 4a
SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED DECEMBER 31, 2006

Total that constitute nonexempt prohibited
transactions
			Contributions	Contributions
			corrected	pending	Total corrected
			outside	correction in	under Voluntary
	Participant		Voluntary	Voluntary	Fiduciary
	contributions		Fiduciary	Fiduciary	Correction
	transferred late	Contributions	Correction	Correction	Program and
Plan Year	to plan	not corrected	Program	Program	PTE 2002-51
2005 *	$67,412	—	$67,412	—	—

*	Certain participant contributions were not remitted timely during the year ended December 31, 2005. Form 5330 was filed and applicable excise taxes were paid by the Plan in 2006. Lost earnings were also remitted to the Plan in 2006.

CENTERPOINT ENERGY SAVINGS PLAN
EIN 74-0694415 PLAN 015
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2006

(a)	(b) Identity of issue, borrower, lessor or similar	(c) Description of investment including maturity date, rate of	(e) Current value
	party	interest, collateral, par or maturity value
	COMMON OR COLLECTIVE TRUSTS
	BARCLAYS GLOBAL INVESTORS	BGI EQUITY INDEX FUND	$142,583,687
	BARCLAYS GLOBAL INVESTORS	BGI RUSSELL 1000 GROWTH FUND	26,524,218
	BARCLAYS GLOBAL INVESTORS	BGI RUSSELL 1000 VALUE FUND	74,030,437
	BARCLAYS GLOBAL INVESTORS	BGI RUSSELL 2000 INDEX FUND	10,310,974
	CAPITAL GUARDIAN	CAPITAL GUARDIAN INTERNATIONAL (NON-US) EQUITY FUND	13,287,393
	CAPITAL GUARDIAN	CAPITAL GUARDIAN INTERNATIONAL (NON-US) EQUITY FUND	41,919,454
	CAPITAL GUARDIAN	CAPITAL GUARDIAN US GROWTH EQUITY FUND	43,865,117
	DWIGHT ASSET MANAGEMENT	CORE INTERMEDIATE FUND	20,577,636
	DWIGHT ASSET MANAGEMENT	TARGET 2 FUND	76,177,489
	DWIGHT ASSET MANAGEMENT	TARGET 5 FUND	28,727,621
	MELLON BANK	EB DAILY LIQUIDITY AGGREGATE BOND FUND	30,692,325
*	NORTHERN TRUST	COLLECTIVE SHORT-TERM INVESTMENT FUND	15,293,481
	SEI	SEI STABLE ASSET FUND	4,167,324
	WELLINGTON CAPITAL	SMALL CAP FUND	9,305,337

	SUBTOTAL		537,462,493

	COMMON STOCKS
	3M CO	COMMON STOCK	522,131
	AAR CORP	COMMON STOCK	162,880
	ABBOTT LAB	COMMON STOCK	983,942
	ACTIVISION INC	COMMON STOCK	654,775
	ACUITY BRANDS INC	COMMON STOCK	96,794
	ADOBE SYS INC	COMMON STOCK	682,592
	ADR ELAN CORP PLC	ADR	178,475
	ADVANTA CORP	COMMON STOCK	233,421
	ADVENT SOFTWARE INC	COMMON STOCK	125,985
	AFFILIATED MANAGERS GROUP INC	COMMON STOCK	201,850
	AGNICO EAGLE MINES LTD	COMMON STOCK	146,402

CENTERPOINT ENERGY SAVINGS PLAN
EIN 74-0694415 PLAN 015
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2006

(a)	(b) Identity of issue, borrower, lessor or similar	(c) Description of investment including maturity date, rate of	(e) Current value
	party	interest, collateral, par or maturity value
	AIR PROD & CHEM INC	COMMON STOCK	393,568
	AIRGAS INC	COMMON STOCK	103,731
	AKAMAI TECHNOLOGIES INC	COMMON STOCK	284,723
	ALASKA AIR GROUP INC	COMMON STOCK	156,815
	ALCOA INC	COMMON STOCK	462,154
	ALLIANCE DATA SYS CORP	COMMON STOCK	96,204
	ALLIANCE IMAGING INC	COMMON STOCK	166,250
	ALLIS-CHALMERS ENERGY INC	COMMON STOCK	117,504
	ALTRIA GROUP INC	COMMON STOCK	763,798
	AMERICAN RAILCAR INDS INC	COMMON STOCK	120,502
	AMERN COML LINES INC	COMMON STOCK	119,228
	AMERN ORIENTAL BIOENGINEERING INC	COMMON STOCK	127,203
	AMETEK INC	COMMON STOCK	185,309
	AMYLIN PHARMACEUTICALS INC	COMMON STOCK	234,455
	ANALOGIC CORP	COMMON STOCK	148,210
	ANDREW CORP	COMMON STOCK	192,938
	APPLEBEES INTL INC	COMMON STOCK	184,532
	AQUA AMER INC	COMMON STOCK	124,288
	AQUANTIVE INC	COMMON STOCK	193,088
	ARBITRON INC	COMMON STOCK	122,066
	ARCH CAPITAL GROUP	COMMON STOCK	165,644
	ARRIS GROUP INC	COMMON STOCK	146,492
	ASTEC INDS INC	COMMON STOCK	121,446
	ATMI INC	COMMON STOCK	163,641
	AUDIOVOX CORP	COMMON STOCK, CLASS A	104,125
	AVERY DENNISON CORP	COMMON STOCK	455,131
	BALL CORP	COMMON STOCK	265,960
	BARNES GROUP INC	COMMON STOCK	161,602
	BIOMED RLTY TR INC	COMMON STOCK	191,048

CENTERPOINT ENERGY SAVINGS PLAN
EIN 74-0694415 PLAN 015
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2006

(a)	(b) Identity of issue, borrower, lessor or similar	(c) Description of investment including maturity date, rate of	(e) Current value
	party	interest, collateral, par or maturity value
	BISYS GROUP INC	COMMON STOCK	250,454
	BJS WHSL CLUB INC	COMMON STOCK	219,948
	BK HAW CORP	COMMON STOCK	137,033
	BOEING CO	COMMON STOCK	728,488
	BRIGHTPOINT INC	COMMON STOCK	132,751
	BROADCOM CORP	COMMON STOCK, CLASS A	639,738
	BRUSH ENGINEERED MATLS INC	COMMON STOCK	75,982
	C H ROBINSON WORLDWIDE INC	COMMON STOCK	429,345
	CABELAS INC	COMMON STOCK	173,253
	CACI INTL INC	COMMON STOCK, CLASS A	153,115
	CAPITALSOURCE INC	COMMON STOCK	676,278
	CARDINAL HLTH INC	COMMON STOCK	715,173
	CARTER INC	COMMON STOCK	112,710
	CASUAL MALE RETAIL GROUP INC	COMMON STOCK	114,318
	CATERPILLAR INC	COMMON STOCK	282,118
*	CENTERPOINT ENERGY INC	COMMON STOCK	376,846,389
	CENTRAL GARDEN & PET CO	COMMON STOCK	152,523
	CEPHALON INC	COMMON STOCK	476,676
	CHILDRENS PL RETAIL STORES INC	COMMON STOCK	113,701
	CLEAN HBRS INC	COMMON STOCK	214,456
	CLEVELAND CLIFFS	COMMON STOCK	128,850
	CLOROX CO	COMMON STOCK	352,825
	COLDWATER CREEK INC	COMMON STOCK	84,717
	COLONIAL BANCGROUP INC	COMMON STOCK	117,632
	COMCAST CORP	COMMON STOCK, CLASS A	596,853
	COMPASS MINERALS INTL INC	COMMON STOCK	109,513
	COMSTOCK RES INC	COMMON STOCK	174,557
	COMTECH GROUP INC	COMMON STOCK	169,167
	CONS GRAPHICS INC	COMMON STOCK	172,484
	CONSTELLATION BRANDS INC	COMMON STOCK, CLASS A	1,599,002

CENTERPOINT ENERGY SAVINGS PLAN
EIN 74-0694415 PLAN 015
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2006

(a)	(b) Identity of issue, borrower, lessor or similar	(c) Description of investment including maturity date, rate of	(e) Current value
	party	interest, collateral, par or maturity value
	COOPER INDUSTRIES INC	COMMON STOCK	217,032
	CORNING INC	COMMON STOCK	836,337
	CORP OFFICE PPTYS TRUST	COMMON STOCK	159,990
	CORRECTIONS CORP OF AMERICA	COMMON STOCK	148,128
	COVANCE INC	COMMON STOCK	181,443
	COVANTA HLDG CORP	COMMON STOCK	121,220
	CROWN HLDGS INC	COMMON STOCK	155,226
	CYMER INC	COMMON STOCK	98,009
	CYTYC CORP	COMMON STOCK	91,126
	DANAHER CORP	COMMON STOCK	485,348
	DAVITA INC	COMMON STOCK	212,731
	DELPHI FINL GROUP INC	COMMON STOCK, CLASS A	202,907
	DIAMONDROCK HOSPITALITY CO	COMMON STOCK	202,432
	DICKS SPORTING GOODS INC	COMMON STOCK	210,657
	DIGITAL RIV INC	COMMON STOCK	145,612
	DIGITAL RLTY TR INC	COMMON STOCK	148,901
	DISNEY WALT CO	COMMON STOCK	294,722
	DOMINOS PIZZA INC	COMMON STOCK	178,080
	DRIL-QUIP INC	COMMON STOCK	96,725
	E*TRADE FIN CORP	COMMON STOCK	408,044
	EASTGROUP PPTYS INC	COMMON STOCK	209,420
	EATON VANCE CORP	COMMON STOCK NON-VOTING	150,195
	EBAY INC	COMMON STOCK	559,302
	ECI TELECOM LTD	COMMON STOCK	99,677
	EFUNDS CORP	COMMON STOCK	215,600
	EL PASO ELEC CO	COMMON STOCK	129,648
	ELECTR ARTS	COMMON STOCK	725,184
	ELI LILLY & CO	COMMON STOCK	682,510
	EMC CORP	COMMON STOCK	1,277,760
	EMERSON ELEC CO	COMMON STOCK	387,992

CENTERPOINT ENERGY SAVINGS PLAN
EIN 74-0694415 PLAN 015
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2006

(a)	(b) Identity of issue, borrower, lessor or similar	(c) Description of investment including maturity date, rate of	(e) Current value
	party	interest, collateral, par or maturity value
	EMULEX CORP	COMMON STOCK	165,250
	EOG RESOURCES INC	COMMON STOCK	418,415
	EQUINIX INC	COMMON STOCK	121,748
	F5 NETWORKS INC	COMMON STOCK	192,204
	FDRY NETWORKS INC	COMMON STOCK	251,364
	FIRST MIDWEST BANCORP INC	COMMON STOCK	154,720
	FOREST LAB INC	COMMON STOCK	369,380
	FPIC INS GROUP INC	COMMON STOCK	222,129
	FTI CONSULTING INC	COMMON STOCK	143,076
	GAP INC	COMMON STOCK	193,050
	GATEHOUSE MEDIA INC	COMMON STOCK	41,760
	GATX CORP	COMMON STOCK	135,623
	GENERAL CABLE CORP	COMMON STOCK	158,667
	GENESIS HEALTHCARE CORP	COMMON STOCK	191,754
	GENLYTE GROUP INC	COMMON STOCK	74,986
	GERBER SCIENTIFIC INC	COMMON STOCK	95,707
	GILEAD SCI INC	COMMON STOCK	623,328
	GLATFELTER	COMMON STOCK	157,635
	GLOBAL PMTS INC	COMMON STOCK	163,439
	GLOBALSTAR INC	COMMON STOCK	165,251
	GMX RES INC	COMMON STOCK	102,950
	GOOGLE INC	COMMON STOCK, CLASS A	1,116,664
	GREATER BAY BANCORP	COMMON STOCK	109,533
	GREENHILL & CO INC	COMMON STOCK	168,264
	GRIFFON CORP	COMMON STOCK	124,185
	GUESS INC	COMMON STOCK	177,604
	HALLIBURTON CO	COMMON STOCK	717,255
	HARSCO CORP	COMMON STOCK	178,074
	HEALTH NET INC	COMMON STOCK	95,374
	HERBALIFE LTD	COMMON STOCK	154,616

CENTERPOINT ENERGY SAVINGS PLAN
EIN 74-0694415 PLAN 015
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2006

(a)	(b) Identity of issue, borrower, lessor or similar	(c) Description of investment including maturity date, rate of	(e) Current value
	party	interest, collateral, par or maturity value
	HERITAGE COMM CORP	COMMON STOCK	169,164
	HEWLETT PACKARD CO	COMMON STOCK	2,084,214
	HIGHLAND HOSPITALITY CORP	COMMON STOCK	83,077
	HOLLY CORP	COMMON STOCK, PAR $.01	83,268
	HOME PROPS INC	COMMON STOCK	128,023
	HOST HOTELS & RESORTS INC	COMMON STOCK	1,013,915
	HUB INTL LTD	COMMON STOCK	342,465
	HURON CONSULTING GROUP INC	COMMON STOCK	108,363
	HYDRIL CO	COMMON STOCK	118,048
	ICONIX BRAND GROUP INC	COMMON STOCK	167,142
	INTEGRATED DEVICE TECHNOLOGY INC	COMMON STOCK	102,942
	INTEL CORP	COMMON STOCK	1,223,100
	INTERCONTINENTALEXCHANGE INC	COMMON STOCK	677,612
	INTL FLAVORS & FRAGRANCES INC	COMMON STOCK	73,740
	INTL SEC EXCHANGE HOLDINGS INC	COMMON STOCK	89,369
	INTUITIVE SURGICAL INC	COMMON STOCK	110,285
	INVT TECH GROUP INC	COMMON STOCK	224,262
	IPC HLDGS LTD	COMMON STOCK, PAR $.01	211,973
	ITC HLDGS CORP	COMMON STOCK	95,760
	IXIA	COMMON STOCK	141,216
	JACOBS ENGR GROUP INC	COMMON STOCK	99,479
	JARDEN CORP	COMMON STOCK	144,378
	JDS UNIPHASE CORP	COMMON STOCK, PAR $.01	91,497
	JEFFERIES GROUP INC	COMMON STOCK	93,870
	JETBLUE AWYS CORP	COMMON STOCK	1,047,960
	JONES LANG LASALLE INC	COMMON STOCK	210,148
	KADANT INC	COMMON STOCK	132,871
	KAMAN CORP	COMMON STOCK	178,448
	KHD HUMBOLDT WEDAG INTL LTD	COMMON STOCK	122,645
	KILROY RLTY CORP	COMMON STOCK	99,840

CENTERPOINT ENERGY SAVINGS PLAN
EIN 74-0694415 PLAN 015
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2006

(a)	(b) Identity of issue, borrower, lessor or similar	(c) Description of investment including maturity date, rate of	(e) Current value
	party	interest, collateral, par or maturity value
	KIMBERLY-CLARK CORP	COMMON STOCK	563,985
	KIRBY CORP	COMMON STOCK	45,734
	KOHLS CORP	COMMON STOCK	1,765,494
	KS CY SOUTHN	COMMON STOCK	110,124
	LANDSTAR SYS INC	COMMON STOCK	439,070
	LASALLE HOTEL PPTYS	COMMON STOCK	175,605
	LEAP WIRELESS INTL INC	COMMON STOCK	201,603
	LIFE TIME FITNESS INC	COMMON STOCK	121,760
	LINCOLN ELEC HLDGS INC	COMMON STOCK	92,443
	LIVE NATION INC	COMMON STOCK	157,248
	LOCKHEED MARTIN CORP	COMMON STOCK	432,729
	MACROVISION CORP	COMMON STOCK	376,140
	MANPOWER INC	COMMON STOCK	689,356
	MAXIM INTEGRATED PRODS INC	COMMON STOCK	1,255,420
	MC CORMICK & CO INC	COMMON STOCK NON-VOTING	133,032
	MCDERMOTT INTL INC	COMMON STOCK, PAR $1.00	167,329
	MCGRAW HILL COMPANIES INC	COMMON STOCK	401,318
	MCKESSON CORP	COMMON STOCK	1,105,260
	MDU RES GROUP INC	COMMON STOCK	155,635
	MEDICIS PHARMACEUTICAL CORP	COMMON STOCK, CLASS A	85,717
	MEDTRONIC INC	COMMON STOCK	1,412,664
	MICROSOFT CORP	COMMON STOCK	1,922,984
	MID-AMER APT CMNTYS INC	COMMON STOCK	117,914
	MILLENNIUM PHARMACEUTICALS INC	COMMON STOCK	594,050
	MOBILE MINI INC	COMMON STOCK	106,952
	MONEYGRAM INTL INC	COMMON STOCK	618,106
	NASDAQ STK MKT INC	COMMON STOCK	700,780
	NAVIGATORS GROUP INC	COMMON STOCK	148,876
	NELNET INC	COMMON STOCK, CLASS A	251,712
	NEUSTAR INC	COMMON STOCK, CLASS A	690,972

CENTERPOINT ENERGY SAVINGS PLAN
EIN 74-0694415 PLAN 015
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2006

(a)	(b) Identity of issue, borrower, lessor or similar	(c) Description of investment including maturity date, rate of	(e) Current value
	party	interest, collateral, par or maturity value
	NEXCEN BRANDS INC	COMMON STOCK	118,138
	NJ RES CORP	COMMON STOCK	140,882
	NUTRI SYS INC	COMMON STOCK	218,695
	NUVEEN INVTS INC	COMMON STOCK, CLASS A	399,476
	OCEANEERING INTL INC	COMMON STOCK	94,883
	OFFICE DEPOT INC	COMMON STOCK	370,249
	OIL STS INTL INC	COMMON STOCK	165,340
	OMNICOM GROUP INC	COMMON STOCK	292,712
	ON SEMICONDUCTOR CORP	COMMON STOCK	241,710
	ONLINE RES CORP	COMMON STOCK	119,559
	OREGON STEEL MILLS, INC.	COMMON STOCK	104,225
	OSI RESTAURANT PARTNERS	COMMON STOCK	505,680
	P F CHANGS CHINA BISTRO INC	COMMON STOCK	195,738
	PARALLEL PETROLEUM CORP	COMMON STOCK, PAR $.01	74,145
	PETRO DEV CORP	COMMON STOCK	108,486
	PHILLIPS VAN HEUSEN CORP	COMMON STOCK	139,974
	PINNACLE ENTMT INC	COMMON STOCK	207,457
	POLYCOM INC	COMMON STOCK	327,647
	POLYMEDICA CORP	COMMON STOCK	136,586
	POTLATCH CORP	COMMON STOCK	215,156
	POZEN INC	COMMON STOCK	166,162
	PREFERRED BK LOS ANGELES	COMMON STOCK	145,418
	PRICELINE COM INC	COMMON STOCK	120,364
	PROASSURANCE CORP	COMMON STOCK	152,755
	PROGENICS PHARMACEUTICALS INC	COMMON STOCK	62,033
	PROSPERITY BANCSHARES INC	COMMON STOCK	137,005
	PROVIDENCE SVC CORP	COMMON STOCK	142,738
	PSYCHIATRIC SOLUTIONS INC	COMMON STOCK	225,120
	QLOGIC CORP	COMMON STOCK	78,035
	RALCORP HLDGS INC	COMMON STOCK	141,474

CENTERPOINT ENERGY SAVINGS PLAN
EIN 74-0694415 PLAN 015
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2006

(a)	(b) Identity of issue, borrower, lessor or similar	(c) Description of investment including maturity date, rate of	(e) Current value
	party	interest, collateral, par or maturity value
	RANGE RES CORP	COMMON STOCK	136,064
	RED HAT INC	COMMON STOCK	508,300
*	RELIANT ENERGY INC	COMMON STOCK	27,940,469
	RESEARCH IN MOTION LTD	COMMON STOCK	1,073,352
	RESOURCES CONNECTION INC	COMMON STOCK	442,576
	RESPIRONICS INC	COMMON STOCK	146,470
	REYNOLDS AMERN INC	COMMON STOCK	405,914
	ROPER INDS INC	COMMON STOCK	141,677
	S.W. AIRL CO	COMMON STOCK	212,948
	SALESFORCE COM INC	COMMON STOCK	154,184
	SBA COMMUNICATIONS CORP	COMMON STOCK, CLASS A	206,250
	SCHEIN HENRY INC	COMMON STOCK	103,838
	SCHERING-PLOUGH CORP	COMMON STOCK	1,416,036
	SEI INVTS CO	COMMON STOCK	113,760
	SELECTIVE INS GROUP INC	COMMON STOCK	105,414
	SEMTECH CORP	COMMON STOCK	155,272
	SIGNATURE BK	COMMON STOCK	193,935
	SPARTAN MTRS INC	COMMON STOCK	149,371
	SPRINT NEXTEL CORP	COMMON STOCK	19
	STAPLES INC	COMMON STOCK	1,911,720
	STATE STR CORP	COMMON STOCK	539,520
	STERLING CONSTR INC	COMMON STOCK	114,675
	SUNPOWER CORP	COMMON STOCK, CLASS A	71,738
	SVB FINL GROUP	COMMON STOCK	278,321
	SWS GROUP INC	COMMON STOCK	88,893
	TEKELEC	COMMON STOCK	203,171
	TESSERA TECHNOLOGIES INC	COMMON STOCK	110,532
	TEXAS ROADHOUSE INC	COMMON STOCK, CLASS A	89,240
	T-HQ INC	COMMON STOCK	155,933
	TIME WARNER TELECOM INC	COMMON STOCK, CLASS A	267,062

CENTERPOINT ENERGY SAVINGS PLAN
EIN 74-0694415 PLAN 015
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2006

(a)	(b) Identity of issue, borrower, lessor or similar	(c) Description of investment including maturity date, rate of	(e) Current value
	party	interest, collateral, par or maturity value
	TITAN INTL INC	COMMON STOCK	187,395
	TITANIUM METALS CORP	COMMON STOCK	121,876
	TRANSACTION SYS ARCHITECTS INC	COMMON STOCK	225,059
	TRINITY IND INC	COMMON STOCK	123,728
	TWEEN BRANDS INC	COMMON STOCK	120,988
	TXU CORP	COMMON STOCK	986,622
	U S AWYS GROUP INC	COMMON STOCK	156,165
	UMB FINL CORP	COMMON STOCK	178,534
	UNDER ARMOR INC	COMMON STOCK, CLASS A	165,981
	UNISOURCE ENERGY CORP	COMMON STOCK	157,444
	UNITED NAT FOODS INC	COMMON STOCK	110,274
	UNITED PARCEL SVC INC CL B	COMMON STOCK, CLASS B	877,266
	UNITED TECHNOLOGIES CORP	COMMON STOCK	500,160
	UNITEDHEALTH GROUP INC	COMMON STOCK	1,074,600
	UTD AMER INDTY LTD	COMMON STOCK	218,345
	UTD THERAPEUTICS CORP	COMMON STOCK	107,653
	UTI WORLDWIDE INC	COMMON STOCK	113,321
	VARIAN SEMICONDUCTOR EQUIPTMENT
	ASSOCS INC	COMMON STOCK	416,280
	VERASUN ENERGY CORP	COMMON STOCK	85,320
	VERIGY LTD	COMMON STOCK	115,908
	VERTEX PHARMACEUTICALS INC	COMMON STOCK	826,982
	VIACOM INC	COMMON STOCK, CLASS B	603,141
	VIRGINIA COMM BANCORP INC	COMMON STOCK	156,953
	VISTAPRINT COM INC	COMMON STOCK	148,995
	WA GROUP INTL INC	COMMON STOCK	226,604
	WADDELL & REED FINL INC	COMMON STOCK, CLASS A	149,933
	WATTS WTR TECHNOLOGIES INC	COMMON STOCK	151,696
	WELLCARE HLTH PLANS INC	COMMON STOCK	130,910
	WESTFIELD FINL INC	COMMON STOCK	97,226
	WET SEAL INC	COMMON STOCK, CLASS A	94,514

CENTERPOINT ENERGY SAVINGS PLAN
EIN 74-0694415 PLAN 015
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2006

(a)	(b) Identity of issue, borrower, lessor or similar	(c) Description of investment including maturity date, rate of	(e) Current value
	party	interest, collateral, par or maturity value
	W-H ENERGY SVCS INC	COMMON STOCK	103,710
	WMS INDS INC	COMMON STOCK	357,663
	XM SATELLITE RADIO HLDGS INC CL A	COMMON STOCK, CLASS A	244,205
	XTO ENERGY INC	COMMON STOCK	315,235
	YUM BRANDS INC	COMMON STOCK	188,160

	SUBTOTAL		489,559,342

	MUTUAL FUNDS
	ADVISORS INNER CIRCLE	LSV VALUE EQUITY FUND	72,748,848
	ISHARES	RUSSELL 1000 GROWTH INDEX FUND	1,083,500
	LOOMIS SAYLES	LOOMIS SAYLES FIXED INCOME FUND	33,528,105
	PIMCO	PIMCO TOTAL RETURN FUND	74,320,722
	TEMPLETON INVESTMENTS	TEMPLETON INSTITUTIONAL FOREIGN EQUITIES FUND	41,257,783
	VANGUARD	VANGUARD TARGET RETIREMENT FUND	2,141,376
	VANGUARD	VANGUARD TARGET RETIREMENT FUND 2005	4,196,234
	VANGUARD	VANGUARD TARGET RETIREMENT FUND 2015	14,655,033
	VANGUARD	VANGUARD TARGET RETIREMENT FUND 2025	21,238,420
	VANGUARD	VANGUARD TARGET RETIREMENT FUND 2035	25,896,625
	VANGUARD	VANGUARD TARGET RETIREMENT FUND 2045	11,490,770

	SUBTOTAL		302,557,416

	TOTAL PLAN INVESTMENTS AT FAIR VALUE		$1,329,579,251

	PARTICIPANT LOANS
	CENTERPOINT ENERGY SAVINGS PLAN	PARTICIPANT LOANS, INTEREST RATE 4.0% - 10.5%	$34,161,360

*	PARTY IN INTEREST
HISTORICAL COST INFORMATION COLUMN (D) IS NOT PRESENTED SINCE THE INVESTMENTS DISPLAYED ARE PARTICIPANT DIRECTED.

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CENTERPOINT ENERGY SAVINGS PLAN
By	/s/ Byron R. Kelley
(Byron R. Kelley, Chairman of the Benefits Committee of CenterPoint Energy, Inc., Plan Administrator)

June 27, 2007

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of McConnell & Jones LLP